

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 8, 2014

<u>Via E-mail</u>
Barry S. Sternlicht
Chief Executive Officer and Chairman of the Board
Starwood Residential Properties, Inc.
c/o Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

   Re: Starwood Waypoint Residential Trust
      Amendment No. 2 to Registration Statement on Form 10-12B
      Filed December 23, 2013
      File No. 001-36163

Dear Mr. Sternlicht:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis, page 108</u>

1. You indicate that distressed and non-performing loans could take up to 24 months to be converted into REO. Please tell us if you are able to provide a range or average cost associated with the administrative and legal costs of converting the loans into REO. Also, tell us if you have loans concentrated in any states that impose additional burdens on the foreclosure process.

<u>Net Property Operating Income, page 118</u>

2. We note your response to comment 5. Considering over 10% of the homes owned for more than 180 days are not deemed "in-service," please tell us whether providing property operating information for your properties owned 180 days or longer would be

meaningful to investors. Also, please tell us if in-service properties can be taken out of service when computing this operating measure.

Note 2. Summary of Significant Accounting Policies, page F-9

Investments in Real Estate, page F-10

3.   We note your response to comment 8 from our letter dated September 4, 2013 and continue to evaluate your position that properties acquired with in-place leases should be accounted for as asset acquisitions.

Loans, page F-11

4.   Please tell us what consideration you give to necessary repairs, or estimated necessary repairs, in circumstances where you convert loans into homes through foreclosure or other resolution processes and you may or may not be able to access the home prior to conversion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3673 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                                Sincerely,

                                                /s/ Duc Dang

                                                Duc Dang
                                                Special Counsel